UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
                  ________________________________
FORM 11-K
_________________________

[X] Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

[_] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______.

Commission File Number 0-13823

____________________________

COMMUNITYONE 401(K) PLAN
(Full title of the plan)

_____________________________

FNB UNITED CORP.
(Name of issuer of securities)

150 South Fayetteville Street, Asheboro, North Carolina 27203
(Address of issuer’s principal executive offices)

CommunityOne 401(k) PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE December 31, 2012 and 2011 and for the Year Ended December 31, 2012

CommunityOne 401(k) PLAN

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm        1

Financial Statements

Statements of Net Assets Available for Benefits        2

Statement of Changes in Net Assets Available for Benefits        3

Notes to Financial Statements        4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) ……        17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of FNB United Corp.and
Participants of the CommunityOne 401(k) Plan
Asheboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of the CommunityOne 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 27, 2013

CommunityOne 401(k) Plan
Statements of Net Assets Available for Benefits
	December 31, 2012	December 31, 2011
Assets
Investments, at fair value:
Mutual funds	$17,025,389	$10,391,718
Common collective trust	7,423,273	3,074,334
Common stock of FNB United Corp.	—	25,920
Money market funds	—	244
Total investments	24,448,662	13,492,216

Receivables:
Notes receivable from participants	814,870	591,672
Accrued interest and dividends	616	7,509
Total receivables	815,486	599,181

Cash	—	244,236

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	25,264,148	14,335,633

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(405,900)	(65,401)

NET ASSETS AVAILABLE FOR BENEFITS	$24,858,248	$14,270,232

See accompanying notes to financial statements.    Page 2

CommunityOne 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended
December 31, 2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$360,600
Net appreciation in fair value of investments	1,508,425
Total investment depreciation	1,869,025

Interest income on notes receivable from participants	16,649

Contributions:
Employer	528,634
Participants	1,299,742
Rollovers	38,752
Total contributions	1,867,128

TOTAL ADDITIONS	3,752,802

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,694,033
Administrative expenses	28,725
TOTAL DEDUCTIONS	2,722,758

INCREASE IN NET ASSETS BEFORE TRANSFERS IN	1,030,044

TRANSFERS INTO PLAN	9,557,972

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	14,270,232

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$24,858,248

See accompanying notes to financial statements.    Page 3

CommunityOne 401(k) Plan
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE A - DESCRIPTION OF PLAN

The following description of the CommunityOne 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The terms used herein are defined in the plan document. The original Plan, which was named the FNB Retirement/Savings Plus Benefit Plan (the “FNB Plan”) was established on January 1, 1981. During July 2012 the FNB Plan was merged with the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust to become the Plan. The following description of the Plan is as of December 31, 2012.

General

The Plan is a defined contribution plan covering eligible employees of CommunityOne Bank N.A. (the “Company” and “Plan Sponsor”) who have ninety days of service and are at least 18 years old. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to defer 1% to 100% of their eligible compensation in whole percentage points during a pay period up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Generally, employee contributions may be withdrawn in case of normal retirement, termination, or cases of extreme hardship as defined by the Plan.

The Company contributes to the Plan an amount equal to 50% of the first 6% of a participant’s annual compensation deferred as an employee salary deferral contribution. Discretionary contributions may be given annually to all employees, whether enrolled in the Plan or not. All matching and discretionary contributions from the Company are made as cash contributions, which are allocated per the participant’s election instructions. For the year ended December 31, 2012, the Company did not make a discretionary contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and discretionary contribution, if any, and Plan earnings, and charged with an allocation of certain administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. Participants are entitled to benefits, limited to the vested balance of their account.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE A - DESCRIPTION OF PLAN (continued)

Vesting

Participants vest in the employer matching contributions plus actual earnings thereon and any discretionary employer contributions plus earnings in 25% increments over four years. Participants are fully vested at all times in their contributions plus actual earnings thereon.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2012 the Plan offered twenty-two investment options for participants, and as of December 31, 2011, the FNB Plan offered twenty investment options for participants. All employer matching contributions are participant directed.

Payment of Benefits

On termination of service due to death, disability, retirement, or for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity or installment payments. Benefits are recorded when paid.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The $50,000 maximum loan amount is reduced by the highest loan balance during the past 12 months minus the loan balance on the date a new loan is made. The loans are secured by the balance in the participant account and the interest rate is 1% above the prime rate, as published in The Wall Street Journal on the first business day of the month the loan is originated. Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years but may not extend beyond such participant’s normal retirement date.

Administrative Expenses

The Plan pays all Plan related expenses, except for a limited category of expenses which the law requires the employer to pay, which generally relate to the design, establishment or termination of the Plan. The expenses charged to the Plan are allocated to the participants. In additional, some types of expenses may be charged only to some Participants based upon their use of a Plan feature or receipt of a plan distribution.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, participants will become 100% vested in their accounts and participant account balances will be distributed in accordance with one of the methods of payment provided in the Plan.

Forfeited Accounts

Non-vested balances shall be forfeited as of the allocation date during the plan year in which the former participant receives payment of the vested benefit. At December 31, 2012 and December 31, 2011, there were $45,480 and $54,165, respectively, of forfeitures that had not yet been used to reduce the Employer’s

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

contributions or reduce expenses. For the year ended December 31, 2012, administrative expenses were reduced by $34,553 from forfeited non-vested accounts.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (”U.S. GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

All investments as of December 31, 2012 and December 31, 2011 are stated at fair value. The fair value of mutual funds are based on the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The fair value of ownership interest of the stable value fund is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the plan year. A money market account is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair value of the Plan’s investments, except for its fully benefit-responsive investment contract, for which appreciation or depreciation in the contract value is included in the fair value.

Fair Values of Financial Instruments

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurement,” provides the framework for measuring fair value. That framework provides a definition of fair value and establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. It also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value.

The Plan groups assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, including interest rates, prepayment speeds, credit risk, etc.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Equity Securities
These investments were valued at the closing price reported on the active market on which the individual securities were traded and were classified within level 1 of the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Investment Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Stable Value Fund
The Stable Value Fund (the “Fund) is a collective trust fund sponsored by MetLife. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value. The NAV is classified within level 2 of the valuation hierarchy.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the plan sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Material breaches of responsibility which are not cured.

•	Material or adverse changes to the provisions of the Plan.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Circumstances that Impact the Fund – The Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	termination of the plan.

•	a material adverse change to the provisions of the plan.

•	the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider,

•	the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline. The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There is a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Money Market Funds
These investments were public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE C – FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

United States GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS

During the year ended December 31, 2012 the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $1,508,425.

The Plan’s investments are held by Great-West Trust Company LLC, as Trustee (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets. Investments with companies that are known to be a party-in-interest to the Plan are separately identified.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

See “Fair Values of Financial Instruments” in Note B for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments.

	December 31, 2012	December 31, 2011
Investments at fair value:
MetLife Stable Value Fund	$7,423,273	$ *
JP Morgan Core Bond	1,991,138	*
Vanguard 500 Index Fund	1,904,570	845,206
JP Morgan SmartRetirement 2020	1,829,204	*
MFS Value R3	1,322,008	*
Prudential Jennison Mid Cap Growth	1,296,531	*
Capital Preservation Fund, Instl Pricing	*	3,074,334
Wasatch Large Cap Value	*	1,235,116
Royce Special Equity Fund	*	1,101,250
Columbia Acorn Fund	*	1,078,599
American Century Strategic: Aggressive Fund	*	1,018,283
American Growth Fund of America	*	813,977
T. Rowe Price Capital Appreciation Fund	*	755,236
American Century Strategic Moderate Fund	*	715,487

* Less than five percent of net assets

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the fair value hierarchy levels described in Note B.

	As of December 31, 2012
	Total	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$14,116,983	$14,116,983	$—	$—
Fixed income funds	2,908,406	2,908,406	—	—
Common collective trust
Collective investment fund	7,423,273	—	7,423,273	—
Total assets	$24,448,662	$17,025,389	$7,423,273	$—

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$8,604,238	$8,604,238	$—	$—
Fixed income funds	1,787,480	1,787,480	—	—
Common equity securities	25,920	25,920	—	—
Common collective trust
Collective investment fund	3,074,334	—	3,074,334
Money market funds	244	—	244	—
Total assets	$13,492,216	$10,417,638	$3,074,578	$—

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2012 and December 31, 2011:

Level 3 Assets
Year Ended December 31, 2012
Balance, beginning of year	$—
Realized gains	—
Purchases, sales, issuances, settlements and transfers, net	—
Balance, end of year	$—

Level 3 Assets
Year Ended December 31, 2011
Group Annuity Plans
Balance, beginning of year	$43,498
Realized gains	88
Purchases, sales, issuances, settlements and transfers, net	(43,586)
Balance, end of year	$—

NOTE E – INVESTMENTS VALUED AT NET ASSET PER SHARE

The following table for December 31, 2012 and 2011 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at	Fair Value at	Unfunded
	December 31, 2012	December 31, 2011	Commitments
Common collective trust funds:
Collective investment fund (a)	$7,423,273	$3,074,334	$—
TOTAL	$7,423,273	$3,074,334	$—

(a) The objective of the Collective investment fund is to achieve stability of principal and high current income by investing primarily in stable value products. The fund has a daily redemption frequency and a 1 year redemption notice period.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE F – RELATED-PARTY TRANSACTIONS

During 2012, the Plan held certain Plan investments in shares of the Company’s common stock; therefore, these transactions qualify as party-in-interest transactions. The Plan no longer holds such shares as of December 31, 2012.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2012 and December 31, 2011 to Schedule H of Form 5500:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	24,858,248	14,270,232
Accrued dividends not reflected on Form 5500	—	(7,508)
Net assets available for benefits per the Form 5500	24,858,248	14,262,724

Contributions are recorded on the cash basis on Schedule H of Form 5500.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2012 to Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$10,588,016
Accrued interest and dividends not reflected on Form 5500	7,508
Benefits paid to participants not reflected in Form 5500	—
Net increase in net assets available for benefits per the Form 5500	$10,595,524

The fair value adjustment represents the difference between contract value of the common/collective trust as included in the statement of changes in net assets available for benefits for the year ended December 31, 2012, and the fair value of the common/collective trust as reported in the Form 5500.

CommunityOne 401K PLAN
Notes to Financial Statements
As of December 31, 2012 and December 31, 2011 and for the Year Ended December 31, 2012

NOTE H – PLAN SPONSOR

FNB United Corp. incurred significant net losses in 2011 and 2012, primarily from the higher provisions for loan losses due to a significant level of nonperforming assets. On July 22, 2010, CommunityOne Bank, N.A.(the “Bank”), the wholly owned bank subsidiary of FNB United Corp., consented and agreed to the issuance of a Consent Order by the Office of the Comptroller of the Currency (the “OCC”). The Consent Order resulted from the Bank’s condition and imposed various requirements on the Bank, including a capital directive, which obligated the Bank to achieve and maintain minimum regulatory capital levels in excess of the statutory minimums to be well-capitalized. On June 10, 2013, the OCC terminated the Consent Order that it had issued against the Bank. On October 21, 2010, FNB United Corp. entered into a written agreement with the Federal Reserve Bank of Richmond, obligating it to serve as a source of strength of the Bank and to cause the Bank to comply with the Consent Order. During 2011, FNB United completed a capital raise of $310 million in a private placement to address the capital shortfall. As of December 31, 2012, FNB United Corp. was designated “adequately capitalized” for total risk-based capital, Tier 1 risk-based capital and leverage capital under regulatory guidelines. Although the Plan Sponsor has not expressed any intent to terminate the Plan, it may do so at any time.

CommunityOne 401K PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 56-1456589
December 31, 2012

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date, rate of interest,collateral, par or maturity value	(d) Cost**	(e) Current value
		Mutual Funds
	JP Morgan Asset Management	JP Morgan SmartRetirement Income A	—	746,195
	JP Morgan Asset Management	JP Morgan SmartRetirement 2010 A	—	72,862
	JP Morgan Asset Management	JP Morgan SmartRetirement 2015 A	—	294,549
	JP Morgan Asset Management	JP Morgan SmartRetirement 2020 A	—	1,829,204
	JP Morgan Asset Management	JP Morgan SmartRetirement 2025 A	—	1,050,335
	JP Morgan Asset Management	JP Morgan SmartRetirement 2030 A	—	114,458
	JP Morgan Asset Management	JP Morgan SmartRetirement 2035 A	—	71,255
	JP Morgan Asset Management	JP Morgan SmartRetirement 2040 A	—	1,207,140
	JP Morgan Asset Management	JP Morgan SmartRetirement 2045 A	—	100,308
	JP Morgan Asset Management	JP Morgan SmartRetirement 2050 A	—	28,125
	American Funds	American Funds EuroPacific Gr R3	—	912,771
	Harbor Funds	Harbor International Fund	—	315,190
	Delaware Investments	Delaware Small Cap Value Instl	—	790,490
	Loomis, Sayles and Co.	Loomis Sayles Small Cap Growth	—	770,068
	JP Morgan Asset Management	JP Morgan Mid Cap Value	—	260,560
	Prudential Investments	Prudential Jennison Mid Cap Growth	—	1,296,531
	Harbor Funds	Harbor Capital Appreciation	—	1,030,364
	MFS Investment Management	MFS Value R3	—	1,322,008
	Vanguard	Vanguard 500 Index	—	1,904,570
	JP Morgan Asset Management	JP Morgan Core Bond	—	1,991,138
	Pimco Funds	PIMCO Total Return A	—	917,268
	Metropolitan Life	MetLife Stable Value Fund CIT III	—	7,017,373
			—	24,042,762

*	Participant loans	Notes receivable from participants, rates vary from 3.25 - 5.50%	—	815,486

		Total Investments	—	24,858,248

*	Represents party-in-interest
**	Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CommunityOne 401K PLAN

By:    FNB United Corp.

By:    /s/ David L. Nielsen
David L. Nielsen
Chief Financial Officer

Date:    June 27, 2013

EXHIBIT INDEX

Exhibit
Number        Description
23.1        Consent of Independent Registered Public Accounting Firm, filed herewith.